April 30, 2009

Via EDGAR

Craig Wilson
Senior Assistant Chief Accountant
Mail Stop 4561
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Mr. Wilson,

Re:      Sound Revolution Inc. (the “Company”)
Form 8-K Filed April 14, 2009
File No. 333-118398

We write in response to your letter dated April 15, 2009, concerning the above referenced report on Form 8-K.

The Company acknowledges that:

·	it is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

·	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if you require any further information.

Yours truly,

SOUND REVOLUTION, INC.

Per: /s/Penny Green

Penny O. Green
President & CEO